Charter Communications, Inc.
400 Atlantic Street, 10th Floor
Stamford, Connecticut 06901

January 6, 2014

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporate Finance

Re:	Response to SEC Comment Letter dated September 30, 2013
SEC File No. 001-33664

Ladies and Gentlemen:

We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated September 30, 2013.

We have considered the Staff’s comments raised in the letter relating to our Form 10-K for the Fiscal Year Ended December 31, 2012. We hereby represent that, for our Form 10-K for the Fiscal Year Ended December 31, 2013, we will not aggregate our cable franchise rights into a single unit of accounting for impairment testing purposes and we will perform our impairment testing at the Key Market Area level consistent with prior fiscal years.

Thank you for your attention.

Sincerely,

/s/ Kevin D. Howard
Kevin D. Howard
Senior Vice President - Finance, Chief
Accounting Officer and Controller